September 10, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michele M. Anderson
Legal Branch Chief

Re:	Metavante Holding Company
Amendment No. 2 to Registration Statement on Form S-4
Filed August 16, 2007
File No. 333-143143

New M&I Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed August 16, 2007
File No. 001-33488

Ladies and Gentlemen:

On behalf of Metavante Holding Company (“New Metavante”) and New M&I Corporation (“New Marshall & Ilsley” and together with New Metavante, the “Companies”), each currently a wholly-owned subsidiary of Marshall & Ilsley Corporation (“Marshall & Ilsley”), we are writing in response to the comments that we received by telephone from Mr. Derek B. Swanson on September 7, 2007 in response to the correspondence letter, dated August 30, 2007 (the “Correspondence Letter”), submitted to the Staff on behalf of the Companies. The Correspondence Letter was submitted in response to the comments contained in the Staff’s comment letter dated August 27, 2007 with respect to Amendment No. 2 to New Metavante’s Registration Statement on Form S-4, File No. 333-143143 (the “Form S-4”), the proxy statement/prospectus—information statement included therein (the “Proxy Statement/Prospectus—Information Statement”) and Amendment No. 2 to New Marshall & Ilsley’s Registration Statement on Form 10, File No. 001-33488 (the “Form 10”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement/Prospectus—Information Statement.

As we discussed with Mr. Swanson, subject to any further comments from the Staff, the following proposed responses, in addition to the proposed responses set forth in the Correspondence Letter, will be reflected in Amendment No. 3 to the Form S-4 to be filed by New Metavante and Amendment No. 3 to the Form 10 to be filed by New Marshall & Ilsley with the Securities and Exchange Commission.

Background of the Transactions, page 68

1.	Explain the reasons for Metavante’s lowered revenue growth projections and provide quantification of the change in projected revenue growth.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus - Information Statement in response to the Staff’s comment. See attached pages 73 - 74.

Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board, page 74

2.	Clarify that the Marshall & Ilsley Board concluded that, while the debt covenants contained in the credit facility would restrict New Metavante’s ability to incur debt, such restrictions would not impede New Metavante’s growth and acquisition plans.

RESPONSE: The Companies propose to revise the Proxy Statement/Prospectus - Information Statement in response to the Staff’s comment. See attached page 76.

Exhibits

3.	The Companies will file the opinion of Sidley Austin LLP regarding certain tax matters as Exhibit 8.1 to the Form S-4. The form of the Sidley Austin LLP opinion to be filed as Exhibit 8.1 to the Form S-4 is attached hereto as Annex A.

4.	Attached hereto as Annex B are copies of the draft screens that shareholders of record will use to vote their shares of common stock of Marshall & Ilsley through Internet voting, including the screen permitting shareholders to vote for or against, or to abstain from voting on, the proposals.

Form 10

5.	The Companies will file Amendment No. 3 to the Form 10 to reflect their responses to the Staff’s comments on the Form S-4, as applicable, at the time Amendment No. 3 to the Form S-4 is filed.

*   *   *   *   *

If you have any questions regarding the foregoing, please contact Imad Qasim at (312) 853-7094 or the undersigned at (312) 853-4161.

Very truly yours,

/s/ Pran Jha

Pran Jha

cc:	Randall J. Erickson
Donald W. Layden, Jr.
Andrew R. Brownstein
Igor Kirman
Imad Qasim

transaction agreements, including the applicable termination provisions and termination fees, provisions relating to solicitation of competing proposals and the provisions of the shareholders agreement of New Metavante, and exchanged revised drafts of the agreements. At the same time, representatives of Warburg Pincus and Wachtell Lipton conducted a due diligence investigation of Metavante.

During the same period, representatives of the parties had a number of discussions relating to the amount of cash to be contributed by Metavante to Marshall & Ilsley in connection with the transactions and the amount of cash that would be required to be retained by New Metavante after the consummation of the transactions and the payment of the expenses of Marshall & Ilsley, Metavante and Warburg Pincus relating to the transactions. Representatives of Marshall & Ilsley expressed a desire to have certainty as to the amount of cash to be contributed by Metavante to Marshall & Ilsley in connection with the transactions. As a result of negotiations, the parties agreed that, instead of having all of Metavante’s cash in excess of a fixed amount contributed by Metavante to Marshall & Ilsley, the amount of cash to be contributed by Metavante to Marshall & Ilsley would be fixed at $1.665 billion, consisting of the $625 million purchase price paid by Warburg Pincus for its investment in Metavante and an additional $1.040 billion in cash, which is expected to be funded with $290 million of the excess cash of Metavante and $750 million of proceeds from the $1.75 billion of indebtedness to be incurred by Metavante. The principal point of the negotiations that led to agreement between the representatives of Marshall & Ilsley and the representatives of Warburg Pincus on the $1.040 billion portion of the cash to be contributed to Marshall & Ilsley was the level of indebtedness that could be incurred by Metavante while still allowing adequate capacity for working capital, acquisitions and capital expenditures; considerations in these negotiations also included anticipated credit ratings and a desire for Metavante’s debt/forward EBITDA ratio to be below 4.0x. In determining the $290 million of excess cash of Metavante to be contributed to Marshall & Ilsley, the parties also considered Metavante’s expected cash position of approximately $121 million on the closing date. Therefore, the $1.040 billion portion of the cash to be contributed to Marshall & Ilsley represents an amount negotiated between the representatives of Marshall & Ilsley and the representatives of Warburg Pincus with the end result being an amount that the parties believed would allow Metavante adequate capacity for working capital, acquisitions and capital expenditures. This amount was not determined based on the tax basis or value of the assets that comprise the Metavante business or on any other basis other than as described above.

In addition, Metavante would use the proceeds from the debt financing to repay all indebtedness and accrued and unpaid interest owed by Metavante to Marshall & Ilsley. Metavante would retain any additional excess cash and debt financing proceeds for working capital purposes and to pay specified expenses of the transaction. The parties also agreed that each party would bear its own expenses if the transactions were not consummated and that Metavante would pay the expenses of Warburg Pincus if the transactions were consummated. It was agreed that all fees and expenses relating to the contemplated debt financing (including the fees of the lending banks) would be paid by New Metavante.

In the early morning of April 3, 2007, Sidley Austin distributed revised drafts of the investment agreement, separation agreement, shareholders agreement, limited guaranty, tax allocation agreement and employee matters agreement reflecting the discussions to date.

On April 3, 2007, the Marshall & Ilsley Board held a meeting to consider the proposed transaction and the transaction agreements. Also present at the meeting were members of management and representatives of JPMorgan and Sidley Austin. Management provided an overview of the transaction, including a description of the structure, and discussed applicable valuation and economics. Management also reviewed corporate governance issues and the expected composition of the board of directors of New Metavante. Representatives of JPMorgan provided JPMorgan’s financial analysis of the proposed transaction, copies of which had been provided to the Marshall & Ilsley Board prior to the meeting, and delivered its oral view, subsequently confirmed in its valuation letter dated April 3, 2007, that, based on and subject to various assumptions described in such valuation letter, Metavante had, as of that date, an enterprise value in the range between $3.8 billion and $4.4 billion. During the course of its presentation, JPMorgan noted that the financial analyses contained in its financial presentation were substantially similar to the preliminary financial analyses contained in JPMorgan’s preliminary presentation to the Marshall & Ilsley Board on February 23, 2007 (described above). The differences in the range of enterprise value principally

73

reflected the inclusion of updated financial information for Metavante, including updated financial projections provided to JPMorgan by Marshall & Ilsley’s management reflecting an increase of approximately $100 million in projected license and internal and external software development capital expenditures associated with the strategic alliance between Metavante and TEMENOS. In addition, the organic revenue growth projections for 2008 and beyond were reduced from 7% to 4% to reflect management’s revised expectations of Metavante’s performance, taking into account Metavante’s performance during the first quarter of 2007 as well as expectations for the rest of 2007 and future periods. These two items resulted in the reduction of Metavante’s enterprise value as compared to the range of enterprise values included in JPMorgan’s February 23, 2007 preliminary presentation. Representatives of Sidley Austin provided an overview of the fiduciary duties of the Marshall & Ilsley Board members under applicable law as well as a summary of the material terms of the transaction agreements, copies of drafts of which had been provided to the Marshall & Ilsley Board prior to the meeting. Representatives of Sidley Austin also discussed the anticipated tax treatment of the transaction and answered questions of the directors. Management then provided a summary of the employee matters agreement as well as of the continuing business agreements between Marshall & Ilsley and Metavante. Management then gave its recommendation to the Marshall & Ilsley Board that the proposed transactions be approved. Following discussion, the representatives of JPMorgan and Sidley Austin left the meeting and the Marshall & Ilsley Board unanimously determined that the investment agreement and the transactions contemplated thereby were advisable and in the best interests of Marshall & Ilsley and its shareholders and adopted the investment agreement and the separation agreement and approved the transactions contemplated by these agreements. Management then presented its communication plan relating to the transaction.

Through the day of April 3, 2007, members of management and representatives of Warburg Pincus, Sidley Austin and Wachtell Lipton finalized the transaction agreements, the disclosure schedules to the investment agreement and the schedules to the separation agreement. In the late afternoon of April 3, 2007, Marshall & Ilsley, Investor and the other parties to the investment agreement executed the investment agreement, and the parties to the separation agreement, the tax allocation agreement, the employee matters agreement and the limited guaranty executed those agreements. Also that afternoon, Metavante, JPMorgan Chase Bank, JPMorgan and Morgan Stanley Senior Funding, Inc. executed the commitment letter for debt financing and Warburg Pincus delivered its equity commitment to provide the necessary funding to Investor to consummate its investment in New Metavante. In addition, Marshall & Ilsley and Metavante executed the continuing business agreements between the parties.

Following the execution of the transaction agreements, in the late afternoon of April 3, 2007 Marshall & Ilsley issued a press release announcing that it had entered into the definitive investment agreement and the related transaction agreements.

Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board

The Marshall & Ilsley Board has unanimously approved and adopted the investment agreement and determined that the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, are advisable and in the best interests of Marshall & Ilsley and its shareholders and recommends that Marshall & Ilsley shareholders vote “FOR” the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance.

In reaching its decision to approve and adopt the investment agreement and the transactions contemplated by the investment agreement and recommend that Marshall & Ilsley shareholders approve and adopt the investment agreement and the transactions contemplated by the investment agreement, including the holding company merger and the New Metavante share issuance, the Marshall & Ilsley Board consulted with Marshall & Ilsley’s management, as well as its financial and legal advisors, and considered a variety of factors weighing positively in favor of the transactions, including the following:

Provides Both Companies with Access to Dedicated Sources of Capital for Organic Growth and Acquisitions. The Marshall & Ilsley Board considered that both Marshall & Ilsley’s banking business and Metavante’s business

74

to receive cash in the transactions and Metavante to obtain the benefits of a significant equity investment from Warburg Pincus, including the market credibility resulting from Warburg Pincus’ valuation of Metavante, access to Warburg Pincus’ financial expertise, industry knowledge and global contacts and potential future equity financing by Warburg Pincus.

Improved Tangible Capital Position of Marshall & Ilsley. The Marshall & Ilsley Board took into account the fact that the transactions would benefit Marshall & Ilsley by increasing Marshall & Ilsley’s tangible capital by an estimated $1.8 billion and providing total cash proceeds to Marshall & Ilsley of approximately $2.6 billion.

Continued Participation of Marshall & Ilsley Shareholders in Potential Success of New Marshall & Ilsley and New Metavante. The Marshall & Ilsley Board considered that effecting the separation of New Marshall & Ilsley and New Metavante would allow Marshall & Ilsley shareholders to continue to participate in the potential growth and success of each company. The Marshall & Ilsley Board noted that upon completion of the transactions, Marshall & Ilsley shareholders would receive shares of New Marshall & Ilsley that represent 100% of the issued and outstanding shares of New Marshall & Ilsley common stock and shares of New Metavante common stock that, giving effect to the investment by Investor, will represent 75% of the issued and outstanding shares of New Metavante common stock.

Better Alignment of Employee Incentive Awards. The Marshall & Ilsley Board considered that the separation will result in the equity securities of each of New Marshall & Ilsley and New Metavante being publicly traded with a valuation that is expected to reflect more closely the efforts and performance of each company’s management. Such equity securities should enable each company to provide incentive compensation arrangements, including stock options and restricted stock, for its key employees that are directly related to the market performance of each company’s common stock. The Marshall & Ilsley Board believes that equity-based compensation arrangements tied more closely to the performance of the respective companies should provide enhanced incentives for performance and improve the ability for each company to attract, retain and motivate qualified personnel.

Potential for Contribution by Warburg Pincus to New Metavante. The Marshall & Ilsley Board considered Warburg Pincus’ reputation for making operational and strategic contributions to companies in which it has invested and the potential for Warburg Pincus to make similar beneficial contributions to the business of New Metavante, including providing New Metavante access to Warburg Pincus’ financial expertise, industry knowledge in technology and financial services and global contacts through Warburg Pincus’ representatives on New Metavante’s board of directors.

Debt Level of Metavante and Ability to Pursue Acquisitions. The Marshall & Ilsley Board considered that the debt incurred by New Metavante and/or one of its subsidiaries in connection with the consummation of the transactions should not preclude New Metavante from pursuing future transactions or its growth strategy because the cash flow from New Metavante’s operations is expected to be adequate to provide New Metavante with capital resources to pursue acquisitions after meeting its debt service obligations and New Metavante will have the ability to obtain debt financing under the terms of the credit facility governing the indebtedness to be incurred in connection with the transactions subject to the restrictions described under “Anticipated Terms of Financing” and to obtain equity financing, including from Warburg Pincus, subject to the restrictions described under “Risk Factors—Risks Relating to Metavante and New Metavante.” The Marshall & Ilsley Board noted that the commitment letter for the credit facility provided that these restrictions would be customary in nature and concluded that, although these restrictions would restrict the ability of New Metavante to incur additional debt, these restrictions would not impede New Metavante’s growth and acquisition plans.

Terms of the Separation Agreement and Investment Agreement. The Marshall & Ilsley Board reviewed and considered the terms of the investment agreement and the separation agreement, including:

•

that Marshall & Ilsley has the ability to terminate the investment agreement under a number of circumstances, including in order to accept a proposal from a third party to acquire Marshall & Ilsley and its subsidiaries, including Metavante, subject to paying a $75 million fee;

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Annex A

SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

EXHIBIT 8.1

*** Draft: 9/10/2007 ***

September [•], 2007

Metavante Holding Company

c/o Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Re:	Material U.S. Federal Income Tax Consequences of the Holding
Company Merger, the New Marshall & Ilsley Share Distribution
and Related Transactions

Ladies and Gentlemen:

We have acted as counsel to Metavante Holding Company (“New Metavante”), a Wisconsin corporation, and Marshall & Ilsley Corporation (“M&I”), a Wisconsin corporation, in connection with (i) the merger (the “Merger”) of Montana Merger Sub Inc. (“Merger Sub”), a wholly owned, Wisconsin subsidiary of New Metavante, with and into M&I, whereby every three shares of common stock of M&I will be converted into one share of common stock of New Metavante (the “New Metavante Common Stock”), M&I will be the surviving corporation and M&I will become a wholly owned subsidiary of New Metavante, (ii) the conversion of M&I into a Wisconsin limited liability company (“Marshall & Ilsley LLC”), (iii) the distribution by Marshall & Ilsley LLC of all of the outstanding shares of common stock of Metavante Corporation (“Metavante”), a Wisconsin corporation, to New Metavante, (iv) the issuance and sale by New Metavante to WPM, L.P. (“Investor”) of shares of New Metavante Class A Common Stock and the borrowing by New Metavante or its subsidiaries of approximately $1.75 billion; (v) the contribution by New Metavante of all of the membership interests of Marshall & Ilsley LLC to New M&I Corporation (“New Marshall & Ilsley”), a Wisconsin corporation, and (vi) the distribution of all of the issued and outstanding shares of common stock of New Marshall & Ilsley on a pro rata basis to the holders of record of New Metavante Common Stock ((i)-(vi), collectively, the “Transactions”). This opinion letter is being delivered in connection with the Registration Statement on Form S-4 (Registration No. 333-143143) (the “Registration

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Metavante Holding Company

Marshall & Ilsley Corporation

September [•], 2007

Statement”) relating to the Transactions filed by New Metavante with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.

In rendering our opinion, we have examined such documents as we have deemed appropriate, including: (i) the Investment Agreement dated as of April 3, 2007, among M&I, Merger Sub, Metavante, New Metavante and Investor, (ii) the Separation Agreement dated as of April 3, 2007, among New Metavante, Metavante, New Marshall & Ilsley and M&I, (iii) the Employee Matters Agreement dated as of April 3, 2007, among New Metavante, Metavante, M&I and New Marshall & Ilsley, (iv) the Tax Allocation Agreement dated as of April 3, 2007, among New Metavante, Metavante, New Marshall & Ilsley and M&I ((i)-(iv), in each case as amended to the date hereof, collectively, the “Transaction Agreements”), (v) New Metavante’s and M&I’s submission to the Internal Revenue Service (“Service”) dated May 18, 2007, and subsequent submissions, including the draft ruling submitted to the Internal Revenue Service on August 15, 2007 (collectively, the “Ruling Request”), and (vi) such other agreements relating to the Transactions as we have deemed relevant and necessary. We have also obtained such additional information and representations as we have deemed relevant and necessary. We have relied upon, without independent verification, the representations contained in letters from New Metavante, M&I, and Investor delivered to us for purposes of this opinion letter (the “Representation Letters”). We have also obtained information through discussions with M&I personnel and participation in meetings of M&I’s Board of Directors.

For purposes of rendering this opinion letter, we have assumed, with your consent, the following: (i) original documents submitted to us are authentic, documents submitted to us as copies conform to the original documents and all such documents have been or will be duly and validly executed and delivered where such execution and delivery are prerequisites to effectiveness, (ii) the Transactions will be consummated in the manner described in the Ruling Request, the Registration Statement and in accordance with the provisions of the Transaction Agreements, (iii) the factual and other statements and representations set forth in the Ruling Request, the Registration Statement and the Representation Letters were when made, and as of the effective date of the Transactions will continue to be, true, correct and complete in all material respects, and any such statement or representation that is qualified by knowledge (or similarly qualified) is true and correct without such qualification, (iv) the covenants and agreements contained in the Transaction Agreements will be performed without waiver or breach of any material provision, and (v) the conditions of the parties to the consummation of the Transactions (other than receipt of a private letter ruling and tax opinion) will be satisfied and not waived by the parties.

Based upon and subject to the foregoing, and subject to the limitations and qualifications set forth herein, the discussion contained in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions,” to the extent describing matters of U.S. federal income tax law or legal conclusions with respect thereto, is our opinion.

Metavante Holding Company

Marshall & Ilsley Corporation

September [•], 2007

The foregoing opinion is based on the current provisions of the Code and Treasury regulations issued or proposed thereunder, Revenue Rulings and other published releases of the Service and current case law, any of which can change at any time. Any such change could apply retroactively and modify the legal conclusions upon which such opinion is based. The Service or a court may disagree with the conclusions expressed in this letter, or may challenge the adequacy of the substantiation by M&I or New Metavante of the statements and representations on which we have relied, on which we express no opinion. Our opinion is limited as described above, and we do not express an opinion on any other tax aspect of the Transactions or on any related transactions.

In rendering the foregoing opinion, we express no opinion on the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion letter is rendered as of the date hereof and we undertake no obligation to update this opinion letter or advise you of any changes in the event there is any change in the legal authorities, facts, assumptions or documents on which this opinion letter is based (including the taking of any action by any party to the Transaction Agreements pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion letter unless we are specifically engaged to do so.

We hereby consent to the reference to this opinion letter in the Registration Statement, to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

Annex B

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

MARSHALL & ILSLEY CORPORATION

The undersigned appoints Mark F. Furlong and Randall J. Erickson, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Marshall & Ilsley Corporation held of record by the undersigned at the close of business on                     , 2007 at the Special Meeting of Shareholders of Marshall & Ilsley Corporation to be held on                     , 2007 or at any adjournment thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” EACH PROPOSAL.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

No proxy voted against the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies, unless specifically so designated on the proxy.

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1. PROPOSAL TO APPROVE AND ADOPT THE INVESTMENT AGREEMENT, DATED AS OF APRIL 3, 2007, AMONG MARSHALL & ILSLEY, METAVANTE CORPORATION, METAVANTE HOLDING COMPANY, MONTANA MERGER SUB INC., AND WPM, L.P., AND THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW METAVANTE SHARE ISSUANCE.

FOR	AGAINST	ABSTAIN
X	-	-

2. PROPOSAL TO APPROVE ANY ADJOURNMENTS OF THE SPECIAL MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE SPECIAL MEETING TO APPROVE AND ADOPT THE INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW METAVANTE SHARE ISSUANCE.

FOR	AGAINST	ABSTAIN
X	-	-

3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO CONSIDER AND VOTE UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS OF THE SPECIAL MEETING.

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1. PROPOSAL TO APPROVE AND ADOPT THE INVESTMENT AGREEMENT, DATED AS OF APRIL 3, 2007, AMONG MARSHALL & ILSLEY, METAVANTE CORPORATION, METAVANTE HOLDING COMPANY, MONTANA MERGER SUB INC., AND WPM, LP., AND THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW METAVANTE SHARE ISSUANCE.

FOR	AGAINST	ABSTAIN
X	-	-

2. PROPOSAL TO APPROVE ANY ADJOURNMENTS OF THE SPECIAL MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE SPECIAL MEETING TO APPROVE AND ADOPT THE INVESTMENT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE INVESTMENT AGREEMENT, INCLUDING THE HOLDING COMPANY MERGER AND THE NEW METAVANTE SHARE ISSUANCE.

FOR	AGAINST	ABSTAIN
X	-	-

3. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO CONSIDER AND VOTE UPON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS OF THE SPECIAL MEETING.

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